September 1, 2011

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and
   Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C.  20549

RE:         Old Republic International Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 28, 2011
File No. 001-10607

Dear Mr. Rosenberg:

We have received your letter of August 23, 2011 and acknowledge your request that we respond within ten (10) business days to the inquiries and directions cited in the letter. Unfortunately, the pressure of managing our business does not enable us to attend to a response as quickly as required by the Commission.  Accordingly, we ask for your forbearance and allow us an additional ten to 15 business days to comply.  This additional time should be sufficient for us to address fully the Commission’s comments.

Sincerely,

/s/ Karl W. Mueller

Karl W. Mueller
Senior Vice President and Chief Financial Officer

cc:           James Peklenk,
   Staff Accountant, SEC
Lisa Vanjoske,
   Assistant Chief Accountant, SEC
A. C. Zucaro,
   Chairman and Chief Executive Officer, ORI
Chris Nard,
   President, ORI